Exhibit 4.46

2300 Englert Drive, Suite G – Commercial Park West

SUB-SUBLEASE AGREEMENT

This Agreement (this “Agreement”) is made this 22nd day of December, 2006, by and between Biostratum, Inc. (“Biostratum”) and NephroGenex, Inc. (“NephroGenex”).

W I T N E S S E T H:

WHEREAS, pursuant to a Lease Agreement dated April 9, 2004, and amended by First Amendment of Lease dated July 27, 2004, and by Second Amendment to Lease Agreement dated September 14, 2004, by and between Adherex, Inc. (“Adherex”) as Tenant, and Realmark-Commercial, LLC, the predecessor-in-interest to SVN CPW 2300-4915, LLC (“SVN”) as Landlord (the “Master Lease”), a copy of which is attached hereto as Exhibit A and incorporated herein by reference, Adherex has leased from SVN certain building space located in Commercial Park West, 2300 Englert Drive, Suite G, Durham, North Carolina, containing approximately 7,636 square feet (the “Premises”); and

WHEREAS, pursuant to a Sublease Agreement (the “Sublease”), a copy of which is attached hereto as Exhibit B and incorporated herein by reference, dated August 31, 2005, between Biostratum, as Sublessee, and Adherex, as Sublessor, Biostratum has subleased from Adherex the entire Premises containing approximately 7,636 square feet, as more specifically described therein; and

WHEREAS, NephroGenex desires to sublease from Biostratum all of the Premises (the “Sublet Premises”) on the terms and conditions set forth herein; and

WHEREAS, Landlord and Adherex have consented to the sublease of the Sublet Premises and all of the terms and conditions of this Agreement, as indicated by Landlord’s and Adherex’s duly-authorized signatures appearing at the end of this Agreement.

NOW, THEREFORE, for and in consideration of the payments referenced herein, and other mutual good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Term: Biostratum subleases the Sublet Premises to NephroGenex for a term commencing January 1, 2007 (“Commencement Date”), and terminating March 31, 2008 (“Term”).

2.	Base Rent: During the Term of this Agreement, NephroGenex shall pay to Biostratum Base Rent for the Sublet Premises in the same amount as is owed by Biostratum under the Sublease (“Base Rent”). Each installment of Base Rent shall be due and payable for each month during the Term of this Agreement on or before the twentieth day of the previous month, and shall be paid at the office of Adherex located at 4620 Creekstone Drive, Suite 200, Durham, NC 27703, or at such other address as Biostratum may direct in writing.

3.

Additional Rent: In addition to the Base Rent, NephroGenex shall pay to Biostratum, at the same time as monthly installment payments of rent are made, a sum which represents NephroGenex’s proportionate share of insurance costs, taxes and operating expense charges owed by Biostratum under the terms of the Lease and Sublease. The amount of Additional Rent due from NephroGenex shall be adjusted when the actual amount of Biostratum’s proportionate share of insurance costs, taxes and operating expense charges are determined under the Lease and Sublease. Upon request of NephroGenex, Biostratum shall provide NephroGenex evidence supporting any and all amounts allocated to the Sublet Premises.

4.	Compliance with Lease: With respect to the Sublet Premises, NephroGenex shall comply with all of the provisions of the Lease and Sublease, except those provisions which conflict with or are different from the terms of this Agreement, in which event the terms of this Agreement shall control, and all rules and regulations of Landlord promulgated thereunder. Notwithstanding anything to the contrary in this Agreement, NephroGenex shall not take any action or omit to take any action which would cause Biostratum or Adherex to be in default under the Lease or Sublease.

5.	Utilities: During the Term, NephroGenex shall pay directly to the service provider or providers for the cost of the Utilities for the Premises. For purposes of this Section 5, “Utilities” shall mean costs with respect to the Premises for water, electricity, gas, sewage and any other utilities used at the Premises.

6.	Indemnity and Insurance: NephroGenex agrees to indemnify and hold harmless Biostratum, from any liability for damages to any person or property in, on or about the Premises from any cause. NephroGenex shall procure and keep in effect during the Term public liability and property damage insurance coverage of at least amounts as required under the Master Lease and workers’ compensation insurance in at least the statutory amounts with Biostratum named as an additional insured thereunder. Such policies shall contain language that the policies may not be canceled or changed except after thirty (30) days notice to Biostratum. NephroGenex shall deliver copies of original policies or satisfactory certificates thereof.

7.	Condition of Premises: NephroGenex acknowledges it has examined the Sublet Premises and accepts the same “as is”. All improvements or alterations proposed for the Sublet Premises must be approved by Biostratum, Adherex and Landlord prior to construction and shall be at NephroGenex’s sole expense.

8.	Assignment or Subletting: NephroGenex may not assign its interest in this Agreement or further sublet any portion of the Premises without the prior written consent of Biostratum, Adherex and SVN, which consent shall not unreasonably be withheld.

9.	Default: If at any time there shall occur any of the following events:

(a)	If NephroGenex shall default in the payment of rent or any other sum of money becoming due hereunder; or

(b)	If NephroGenex shall default in the performance of any other agreement, covenant or stipulation set forth in this Agreement and such default shall continue for ten (10) days after a written notice thereof; or

(c)	If NephroGenex shall be adjudicated bankrupt or insolvent under any federal or state law; or

(d)	If NephroGenex shall file or have filed against it a petition for the appointment of a receiver or trustee for all or essentially all of its assets and such appointment shall not be vacated or set aside within thirty (30) days, then and in any such event after the expiration of any applicable cure periods, Biostratum, without excluding other rights or remedies that it may have, shall have the right of reentry without notice and may remove all persons and property from the Sublet Premises and dispose of such property with or without legal process and without being deemed guilty of trespass or becoming liable for any loss or damage which may be occasioned hereby. If Biostratum should elect to reenter as herein provided and take possession, it may either terminate this Agreement, or it may from time to time without terminating this Agreement make such alterations or repairs as may be necessary in order to relet the Premises and relet the same for such term and at such rentals and upon such other terms and conditions as Biostratum may deem advisable. No such reentry or taking of possession shall be construed as an election to terminate this Agreement unless a written notice of such intention be given to NephroGenex by Biostratum at the time of such reentry; but, notwithstanding such reentry and reletting without termination, Biostratum may at any time thereafter elect to terminate this Agreement for such previous breach. In the event of any termination by Biostratum, whether before or after reentry, NephroGenex shall remain obligated through the Term hereof to continue to make monthly payments of Base Rent and any additional rent pursuant to Section 3 hereof (except that the amount of such continuing payments shall be reduced by the amount of any rental payments received by Biostratum from a new sublessee in connection with the reletting of the Sublet Premises), and Biostratum may recover from NephroGenex damages incurred by reason of such breach. As a remedy upon occurrence of any default only in the event that NephroGenex fails to make timely and continued monthly payments, Biostratum may accelerate the Base Rent to accrue during the remainder of the Term and declare the same immediately due and payable. No remedy herein or otherwise conferred upon or reserved to Biostratum shall be considered exclusive of any other remedy but the same shall be distinct, separate and cumulative and shall be in addition to any other remedy given to Biostratum by this Agreement and may be exercised from time to time as often as occasion may arise or may be deemed expedient. No delay or omission of Biostratum to exercise any right or power arising from any delay on the part of NephroGenex shall impair any right or power or shall be construed to be a waiver of any such default or any acquisition thereto. NephroGenex shall pay all costs, expenses and attorneys’ fees that may be incurred or paid by Biostratum in enforcing the covenants, conditions and agreements of this Agreement with the remedies provided hereunder whether incurred as a result of litigation or otherwise.

11.	Authorization and Warranty: The parties warrant that they are fully authorized and empowered to enter into this Agreement. Biostratum further warrants that the Lease and Sublease are not currently in default and will not be in default at any time prior to the date of delivery of the Sublet Premises to NephroGenex.

12.	Covenant of Quiet Enjoyment: Biostratum covenants that, provided NephroGenex is not in default hereunder beyond any applicable cure periods, NephroGenex shall have and enjoy the quiet and peaceful possession of the Sublet Premises without interference from any party claiming by or through Biostratum, including the Landlord and Adherex.

13.	Miscellaneous:

(a)	The headings of the various articles of this Agreement are intended only for convenience and are not intended to limit, define or construe the scope of any article of this Agreement, nor offset the provisions thereof.

(b)	Neither the method of computation of rent nor any other provision of this Agreement shall be deemed to create any relationship between the parties hereto other than that of sublessor and sublessee.

(c)	This Agreement shall be governed by and construed in accordance with the laws of North Carolina.

(d)	This Agreement may be modified or amended only by written agreement of both parties hereto.

(e)	If any provision of this Agreement shall be deemed to be in contravention of any law, then the court rendering such determination shall have the authority to either strike the contravening provision from this Agreement or reform the provision to comply with the law, with the remaining provisions remaining in full force and effect.

(f)	This Agreement, and the covenants, conditions, warranties and agreements made and entered into by the parties hereto are declared binding on their respective heirs, successors, representatives and assigns.

(g)	Whenever under this Agreement a provision is made for notice of any kind, it shall be deemed sufficient service thereof if such notice is in writing addressed to the respective parties at the address shown below and delivered via hand delivery, certified or registered mail, or overnight courier.

All notices required or permitted hereunder shall be deemed given when given as follows:

If to Biostratum:	Biostratum, Inc. Attn: Eugen Steiner, M.D., Ph.D. HealthCap Strandvagen 5B Stockholm, Sweden 114 51 +46 (8) 442 5850 office +46 (8) 442 5879 fax Eugen.Steiner@pi.se

If to NephroGenex:	NephroGenex, Inc.
	Attn:	J. Wesley Fox, Ph.D.
204 Cherwell Dr.
Cary, NC 27513

(h)	Biostratum and NephroGenex respectively represent and warrant to each other that neither of them has consulted or negotiated with any broker or finder with regard to the Premises or otherwise in connection with this transaction. Each such party shall indemnify the other against and hold the other harmless from and against all liabilities, costs and expenses (including reasonable attorneys’ fees) for any claims for fees or commissions from anyone arising out of their respective actions in connection with this Agreement.

14.	Landlord’s and Adherex’s Consent: The consent of Landlord and Adherex to this Agreement, evidenced by signatures appearing below, shall be a condition precedent to the effectiveness of this Agreement.

15.	Surrender. At the expiration or earlier termination of this Agreement, NephroGenex shall surrender the Premises to Biostratum in broom clean condition in the same condition as on the Commencement Date hereof, ordinary wear and tear excepted. Notwithstanding the foregoing, NephroGenex further warrants, covenants and agrees that it will pay the full cost of any repairs or maintenance necessary to restore the Premises to the same condition as on the Commencement Date of the Sublease, including, but not limited to, reinstalling the original benches and furnishings located in the laboratory space located in the Premises. Upon satisfactory restoration of the Premises as described herein, the laboratory benches and equipment which were installed by Biostratum in the place of the original laboratory equipment shall become the property of NephroGenex.

[The next page is the signature page]

IN WITNESS WHEREOF, the undersigned have hereunto set their hands and seals as of the day and year first written above.

SUBLESSOR:

BIOSTRATUM, INC., a Delaware corporation

By:	/s/ Gary M. Gordon
Name:	Gary M. Gordon, M.D.
Title:	Vice President

SUBLESSEE:

NEPHROGENEX, INC., a Delaware corporation

By:	/s/ J. Wesley Fox
Name:	J. Wesley Fox
Title:	President & CEO

CONSENT

The undersigned Landlord hereby acknowledges and expresses its consent to the terms of this Agreement:

LANDLORD:

SVN CPW 2300-4915, LLC

By:	/s/ Jack W. Carroll
Name:	Jack W. Carroll
Title:	Principal and Director

The undersigned Tenant hereby acknowledges and expresses its consent to the terms of this Agreement, subject to the understanding that BioStratum, Inc. is not relieved of its obligations under the Sublease:

TENANT:

ADHEREX, INC.

By:	/s/ James A. Klein, Jr.
Name:	James A. Klein, Jr.
Title:	CFO